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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)


                              CARVER BANCORP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   146875 10 9
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                                 (CUSIP Number)

                              MARK L. JOHNSON, ESQ.
                             FOLEY, HOAG & ELIOT LLP
                             ONE POST OFFICE SQUARE
                           BOSTON, MASSACHUSETTS 02109
                                 (617) 832-1134
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  MARCH 31, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of the cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         (Continued on following pages)

                              (Page 1 of 6 Pages)

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SCHEDULE 13D

CUSIP NO. 146875 10 9                                          Page 2 of 6 Pages

1    NAME OF REPORTING PERSON:                          BBC Capital Market, Inc.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:         04-3072694

2    CHECK THE APPROPRIATE BOX IF A MEMBER
     OF A GROUP:                                        (a)   /  /
                                                        (b)   /  /

3    SEC USE ONLY

4    SOURCE OF FUNDS                                     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):         /  /

6    CITIZENSHIP OR PLACE OF ORGANIZATION:              Massachusetts

NUMBER OF         7 SOLE VOTING POWER:                  170,700
SHARES
BENEFICIALLY      8 SHARED VOTING POWER:
OWNED BY
EACH              9 SOLE DISPOSITIVE POWER:             170,700
REPORTING
PERSON WITH      10 SHARED DISPOSITIVE POWER:

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON:                             170,700

12   CHECK BOX IF THE AGGREGATE AMOUNT IN
     ROW (11) EXCLUDES CERTAIN SHARES:                  /   /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT
     IN ROW (11):                                       7.38%

14   TYPE OF REPORTING PERSON:                          CO




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SCHEDULE 13D

CUSIP NO. 146875 10 9                                          Page 3 of 6 Pages

1    NAME OF REPORTING PERSON:                       The Boston Bank of Commerce

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:      04-2764211

2    CHECK THE APPROPRIATE BOX IF A MEMBER
     OF A GROUP:                                     (a)   /  /
                                                     (b)   /  /

3    SEC USE ONLY

4    SOURCE OF FUNDS                                 WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):      /  /

6    CITIZENSHIP OR PLACE OF ORGANIZATION:           Massachusetts

NUMBER OF        7 SOLE VOTING POWER:                170,700
SHARES
BENEFICIALLY     8 SHARED VOTING POWER:
OWNED BY
EACH             9 SOLE DISPOSITIVE POWER:           170,700
REPORTING
PERSON WITH     10 SHARED DISPOSITIVE POWER:

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON:                          170,700

12   CHECK BOX IF THE AGGREGATE AMOUNT IN
     ROW (11) EXCLUDES CERTAIN SHARES:               /   /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT
     IN ROW (11):                                    7.38%

14   TYPE OF REPORTING PERSON:                       BK



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                                                               Page 4 of 6 Pages

This Amendment No. 2 to Schedule 13D relates to the common stock, par value $.01 per share, of Carver Bancorp, Inc. This Amendment No. 2 supplementally amends the initial statement on Schedule 13D filed by BBC Capital Market, Inc. and The Boston Bank of Commerce with the Securities and Exchange Commission on March 18, 1999 (the "Initial Statement"), as amended by Amendment No. 1 filed with the Securities and Exchange Commission on March 29, 1999. Capitalized terms used but not defined below shall have the meanings ascribed to them in the Initial Statement. The Initial Statement, as previously amended, is supplementally amended as follows:

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                                                               Page 5 of 6 Pages

Item 4.     Purpose of the Transaction.

            By a letter dated March 31, 1999 from BBOC to Carver, BBOC submitted a revised proposal to Carver in which newly issued Carver shares would be exchanged for all of the outstanding shares of BBOC. Under the revised proposal, the exchange of shares would be based upon the tangible book values of BBOC and Carver as of the date of closing. A copy of the letter is included as EXHIBIT I to this Amendment No. 2.

            On March 31, 1999. BBOC issued a press release describing which described the revised proposal. A copy of the press release is included as EXHIBIT 2 to this Amendment No. 2.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            The information contained in Item 4 of this Amendment No. 1 is incorporated herein by reference. Except as described in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Filing Persons, or between either of the Filing Persons and any other person, with respect to any securities of Carver.


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                                                              Page 6 of 6 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.


April 2, 1999                BBC CAPITAL MARKET, INC.



                             By: /s/ Kevin Cohee
                                 -----------------------------------------------
                                 Kevin Cohee
                                 President


                             THE BOSTON BANK OF COMMERCE



                             By: /s/ Kevin Cohee
                                 -----------------------------------------------
                                 Kevin Cohee
                                 Chairman, President and Chief Executive Officer